FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2014 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 3, 2014, the registrant announce it will present its Advanced Power Management Technology at the Convention of Electrical and Electronics Engineers in Israel on December 4, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 3, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT                                        FOR IMMEDIATE RELEASE

TowerJazz Presents its Advanced Power Management Technology at the Convention of Electrical and Electronics
Engineers in Israel on December 4, 2014
Two IEEE technical papers will be presented on new additions to TowerJazz’s
 Integrated power platform

MIGDAL HA’EMEK and EILAT, Israel, December 3, 2014 — TowerJazz, the global specialty foundry leader, today announced participation at the 2014 IEEE 28th Convention of Electrical and Electronics Engineers in Eilat, Israel on December 3-5, 2014. TowerJazz is presenting two papers in a special session on power management integrated circuits (PMICs) on December 4.  The presentations will highlight the growing importance and interest in PMICs. The global PMICs market is projected to exceed USD $26 billion by 2018 growing at a healthy CAGR of 7.4%. TowerJazz will focus on its new integrated Schottky Diode solution for its TS18PM process and its 700V platform with record logic density allowing the highest level of integration ever available. Participants of this conference are collaborators from academia and the semiconductor industry including Technion Israel institute of Technology and Ben Gurion University, among others.

The technical papers to be presented by TowerJazz are “700V integrated Power Management Platform with Record Density Logic” by Allon Parag, Manager of the 700V IC Platform Development Group and “Integrated High-Voltage (HV) Schottky Diode for Power Management ICs” by Dr. David Mistele, Senior Device Engineer in the Advanced Power Management IC Platforms Group.  TowerJazz offers and develops integrated power management platforms from 5V to 900V operation.

“The high performance integrated Schottky diode, used as a bootstrap and freewheeling component, is a premium addition to our integrated power management offering. The new 700V platform TS18UHV allows unprecedented integration capability (125 Kg/mm^2 with flash memory and RFIC capabilities) that can support advanced compact lighting solutions (‘lighting system in bulb’),” said Dani Ashkenazi, Vice President of Sales for APAC and Israel.

The 2014 IEEE 28th Convention of Electrical and Electronics Engineers will be held on December 3-5, 2014 at the Queen of Sheba, Eilat, Israel. The presentations are IEEE technical papers which will be available through ieeexplore worldwide.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com